Filed by International Steel Group Inc. pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed under Rule 14a-12 of the Securities Exchange Act of 1934, as amended

Subject Company: International
Steel Group Inc.
Commission File No. 001-31926

You may obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group, Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430. You may also obtain documents filed with the SEC by Ispat International free of charge if you request them in writing from Ispat International N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at (31) 10-217-8800.

Mittal Steel Company Investor Presentation October 2004

Disclaimer This presentation includes certain projections and forward-looking statements provided by LNM Holdings N.V., Ispat International N.V. and International Steel Group, Inc. (the "Companies") with respect to the anticipated future performance of the Companies. Such projections and forward-looking statements reflect various assumptions of management concerning the future performance of the Companies, and are subject to significant business, economic and competitive risks, uncertainties and contingencies, many of which are unknown and beyond the control of the Companies. Accordingly, there can be no assurance that such projections and forward-looking statements will be realized. The actual results may vary from the anticipated results and such variations may be material. No representations or warranties are made as to the accuracy, completeness or reasonableness of such assumptions or the projections or forward-looking statements based thereon, or with respect to any of the information contained in this presentation. The Companies expressly disclaim any and all liability that may be based on any of the information contained herein, errors herein or omissions therefrom. In connection with the acquisition of LNM Holdings, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Ispat International intends to file with the Securities and Exchange Commission a registration statement on Form F-4 that will include a proxy statement of ISG and a prospectus of Ispat International and other relevant documents in connection with the proposed transaction. In addition, Ispat International will publish and make available to shareholders of Ispat International, and file with Euronext Amsterdam N.V., a prospectus. Investors and security holders are urged to carefully read the prospectus regarding the acquisition when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Ispat International and ISG are urged to read the proxy statement and prospectuses and other relevant material when they become available because they will contain important information about Mittal Steel Company and ISG and the proposed transaction. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Ispat International and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed transaction. Information regarding the interests of these officers and directors in the proposed transaction will be included in the proxy statement and prospectuses. All investment is subject to risk. The value of securities offered may go down as well as up. Past performance is no guarantee of future returns. Potential investors are advised to seek expert financial advice before making any investment decision.

Lakshmi N. Mittal Chairman & Chief Executive Officer Aditya Mittal President & Group Chief Financial Officer Wilbur Ross Member of the Board of Directors Rodney Mott Chief Executive Officer, U.S. Mittal Steel Team

Our Purpose Today Announcing two transactions and the creation of a new global powerhouse in the steel sector First, Ispat International (NYSE: IST) is acquiring LNM Holdings to create Mittal Steel 100% stock consideration Mittal Steel will be a financially strong unified platform through which to achieve best-in-class operating and financial performance Second, we are announcing the merger of ISG with Mittal Steel, gaining the #1 position in the North American industry Mittal Steel is acquiring ISG for a combination of $21.00 per share in cash and a variable number of shares based on an exchange ratio which floats within a collar

Our Purpose Today (cont'd) On a pro forma basis, economic interest in Mittal Steel will consist of approximately: 9% owned by ISG's public shareholders 3% owned by Ispat's public shareholders 88% owned by the Mittal Family Completion of the LNM merger is expected by the end of 2004; completion of the ISG acquisition is expected by the end of Q1 2005 Mittal Steel will be the largest global steel producer and will use its knowledge and expertise to maximize shareholder value

Composition of Mittal Steel 43 million tons Shipments (9 Months 2004)

A Global Leader - Pro Forma 2004E Production of approximately 57 million tons - #1 globally Revenues of $31.5 billion - #1 globally Operating earnings of $6.8-$7.0 billion Market capitalization of $18.5 billion - #1 globally Net debt of $3.2 billion at year-end, less than 0.5x operating income Operations in 14 countries across four continents 165,000 employees Note: All pro forma numbers assume the maximum issuance of shares and do not include any purchase accounting adjustments

Global Ranking - Market Capitalization ($ in billions) * Mittal Steel figures are pro forma for the transactions, as of the closing share price on 10/22/04 Source: Bloomberg *

Global Ranking - Shipments (2003, tons in millions) *Mittal Steel figures are for 2004 and are pro forma for the transactions *

North American Ranking - Shipments (H1 2004, tons in millions) *Mittal Steel figures are pro forma for the transactions *

Global Ranking - Operating Earnings (H1 2004, $ in millions) *Mittal Steel figures are pro forma for the transactions *

Product Mix / Geographic Presence Product Mix Geographic Mix (9 months 2004, by shipments) 43 million tons 43 million tons

Group Structure Shipments (000 tons): 20,404 13,503 9,227 Considerations: Operations: #1 producer U.S., Canada, Mexico, Trinidad #2 producer France, Germany, Poland, Czech Republic, Romania, Bosnia, Macedonia #1 in Africa Leading exporter to China Kazakhstan, South Africa, Algeria (9 Months 2004) Mittal Steel Europe Americas Rest of World

Key Operating Attributes Iron Ore - Over 40% captive source and over 2 billion tonnes of reserves DRI - Over 11 million tonnes of production capacity, high quality/low cost metallics substitute Coal - Significant captive source and over 1.5 billion tonnes of reserves Coke - Over 15 million tonnes of production capacity; able to meet 100% of group needs Infrastructure - Deepwater ports, railway siding, engineering workshop Technology leadership - Minimill, integrated minimill, integrated

Track Record of Growth (tons in 000)

Overview of ISG Leading North American producer - production capacity of 20 million tons per year Facilities in 8 states throughout the Eastern and Central U.S. Significant production flexibility and modern facilities Competitive cost structure Highly productive culture Pattern setting labor contract No legacy costs Disciplined financial strategy and conservative capital structure

Transaction Summary - Mittal Steel / ISG Acquisition for cash and stock of all of the outstanding shares of ISG $21.00 cash per share, plus Stock based on a floating exchange ratio of between 0.4793 and 0.6087, subject to a collar Total pro forma shares outstanding will be approximately 705 million, with Mittal family ownership of approximately 88%, at announcement Total transaction value of $4.5 billion, including the assumption of ISG's net debt, within the collar

Competitive Advantages Unmatched scale and scope High-margin, low-cost producer Geographic and product diversity Integrated business model Strong financial profile - uniquely positioned for growth Proven management team

Overview of Ispat International Production capacity of over 18 million tons per year Steelmaking operations in 6 countries U.S., Canada, Mexico, Trinidad & Tobago, Germany, France 9 months 2004 shipments of approximately 12.4 million tons, revenues of $6.3 billion and operating earnings of $1.2 billion Traded on New York Stock Exchange and Amsterdam Euronext

Overview of LNM Among top 5 steel producers in the world Production capacity of over 32 million tons per year Diversified portfolio of flat and long products Steelmaking operations in 7 emerging market countries Poland, Czech Republic, Romania, Kazakhstan, South Africa, Algeria, and Bosnia (pending) Vertically integrated through ownership of coal and iron ore mines, cokemaking facilities, engineering workshops and infrastructure 9 months 2004 shipments of approximately 19 million tons, revenues of $9.9 billion and operating earnings of $3.2 billion Privately held by the Mittal Family

LNM - Superior Operating Margins (H1 2004) Source: Company filings, LNM management.

Transaction Summary - Ispat / LNM 525 million shares issued to Mittal family in consideration for all of the outstanding shares of LNM Shares in same proportion as existing Mittal family ownership of Ispat - 385 million Class B shares, 140 million Class A shares Total pro forma outstanding shares of 643 million Company renamed Mittal Steel

Pro Forma Financials - Ispat /LNM Holdings ($ in millions)

Pro Forma Financials - Mittal Steel / ISG ($ in millions) Note: Before any purchase accounting adjustments, transaction costs or consideration paid for ISG

2004 Full Year Outlook Shipments of approximately 57 million tons Revenue expected to be $31.5 billion Operating earnings projected to be $6.8-$7.0 billion, representing an operating margin of over 20%; D&A of approximately $800 million Earnings expected to be in range of $7.20-$7.40 per share Pro forma net debt of approximately $3.2 billion Note: All pro forma numbers assume the maximum issuance of shares and do not include any purchase accounting adjustments

Summary Conclusions The two transactions create a tremendous opportunity for all Mittal Steel shareholders The steel sector today presents many opportunities for value creation whether through continuous improvement or further industry consolidation Mittal Steel has all of the tools required to maintain and enhance its position at the forefront of the global steel sector

Mittal Steel Company